SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

February 7, 2008

Corporate Express NV

(Translation of Registrant’s Name Into English)

Hoogoorddreef 62, 1101 BE Amsterdam ZO, The Netherlands

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-                    .

Enclosure:  Press Release dated February 7, 2008

Corporate Express NV
For more information:

Media Relations:

PRESS RELEASE	+31 (0)20 651 10 34

Amsterdam, the Netherlands, Thursday 7 February 2008	Investor Relations:

+31 (0)20 651 10 42

CORPORATE EXPRESS Q4 2007: back to growth in North America
www.cexpgroup.com

Fourth quarter 2007:

•                  Implementation of strategic initiatives on track

•                  Net sales EUR 1,405 million; organic sales growth North America 3%, Europe 5%, Australia -1%

•                  EPS* EUR 0.28 vs. EUR 0.29 (Q4 2006)

•                  ASAP Software divested; book profit of EUR 96.5 million

•                  Net result EUR 128.3 million (Q4 2006: EUR 40.9 million)

Full year 2007:

•                  Europe, Australia and Printing Systems all recorded strong performance

•                  Net result EUR 178.1 million (2006: EUR 122.6 million)

•                  A dividend of EUR 0.21 per ordinary share will be proposed (2006: EUR 0.21)

FINANCIAL HIGHLIGHTS

Amounts in EUR million	Q4 2007	Q4 2006	Δ in EUR	Δ at constant rates
Net sales	1,405.1	1,452.1	(3.2)%	1.7%
Gross contribution	465.2	479.3	(2.9)%	1.9%
Operating result (EBIT)	54.3	66.5	(18.4)%	(15.8)%
Net result	128.3	40.9
Net result per ordinary share (in Euro)	0.70	0.23

Amounts in EUR million	FY 2007	FY 2006	Δ in EUR	Δ at constant rates
Net sales	5,630.8	5,497.4	2.4%	6.7%
Gross contribution	1,839.6	1,801.7	2.1%	6.4%
Operating result (EBIT)	201.2	222.9	(9.7)%	(7.2)%
Net result	178.1	122.6
Net result per ordinary share (in Euro)	0.98	0.68

ASAP Software divested per mid Nov. 2007. In accordance with IFRS 5 treated as discontinued operations (deconsolidated)

PETER VENTRESS, CEO CORPORATE EXPRESS

“We are encouraged by the results we announced today. They show that the measures we have taken to improve our business are beginning to bear fruit. Clearly there is still much work to be done but we are on track. 2007 was a challenging year; we revisited our strategy, made a number of changes in senior management, worked hard to solve internal issues in the US and implemented a number of initiatives designed to re-focus and simplify our business. Early in the year we changed our name to Corporate Express to reflect the strength of our brand. The divestment of ASAP Software means that almost all of our business is now in office supplies. Our new strategic initiatives announced in October will enable us to unlock the potential of our company.

We are pleased with our global office products performance in the fourth quarter. Sales growth in January 2008 developed in line with the fourth quarter. In Q4 2007, sales decline in North America has been reversed, reporting an organic growth of 3%. Our US management re-energised our field sales effort, simplified sales processes and continues to work on our strategic initiatives. Europe had a strong year in 2007 with significant growth in sales and operating results. Australia and Printing Systems continued to develop favourably.

* EPS / net result excluding fair value changes, amortisation of other intangibles and special items

We are confident our actions and strategic priorities put us in a robust position to outperform the market while we are fully aware the economic outlook for 2008 is uncertain.

Our focus on execution and performance puts customers at the forefront. It serves to emphasis the importance of our “Focus.Execute.Deliver.” approach. In the last couple of months significant steps have been taken. Although we have the first successful implementation of new programmes such as our “Sales Excellence Programme” in the UK and “More from the Core” in the US, there is a lot of work still to be done in the coming quarters.

We cannot expect that the financial results will immediately reflect the profound changes that are taking place in our company but we anticipate to see the results of our operational improvements coming through during 2008.”

 ‘FOCUS. EXECUTE. DELIVER.’

Implementation of strategic initiatives on track

During the last couple of months we have taken significant steps to transform Corporate Express into a more operationally focused business. We worked on our four strategic priorities (increase share of wallet of large customers, improve category offering, grow mid-market share and strengthen geographic footprint) and these are on track as shown by our progress in the various areas.

Our Sales Excellence Programme has been started in the UK and is bearing fruit. We strengthened our capabilities of winning greater share of wallet among our large clients. We reorganised the sales force to better address opportunities within existing customers and new customers, created training and development programmes, hired new sales people and identified additional opportunities per customer for the individual product categories, supported by detailed account plans.

Recently we launched the European catalogue, containing over 3,800 products. In a two-week timeframe a total of 16 country catalogues have been introduced. It provides our customers with consistent services, an aligned product offering and the ability to use the same selection in different countries. Assortments have been aligned and a further reduction of the number of suppliers will allow us to build even stronger relationships with our preferred suppliers.

Our customer-focused ‘More from the Core’ programme has been embraced with a lot of energy and commitment by our sales force. In the US we focus on understanding and utilising the full potential of existing strategic customers and the top 50 large customers within each regional US market.

We improved our category offering in the US with the launch of Sustainable Earth, a line of environmentally friendly cleaning products with Green Seal Certification. This product line has been proven effective through five years of use by a variety of businesses and organisations. The Worldwide Cleaning Industry Association awarded the product line with the ISSA Innovation Award. We aim to realise additional growth in adjacent markets such as facility products, a logical next step after the core categories office and computer supplies and paper. By better coordinating the product offering at Corporate Express we can deliver the right products to our customers in the most cost-efficient way.

The new Executive Management Group is fully operational. We changed the operational structure of the company to improve our execution and performance. We implemented a standard set of KPI’s along with supporting tools and reports that tie in with each of our strategic priorities and business operations.

FOURTH QUARTER FINANCIAL PERFORMANCE

Net sales were EUR 1,405 million in Q4. At constant rates net sales grew 1.7%. Gross contribution decreased to EUR 465.2 million, but was up 1.9% at constant rates. Operating result (EBIT) amounted to EUR 54.3 million. Excluding special items and amortisation of other intangibles, operating result amounted to EUR 74.0 million.

Reported profit taxes amounted to a EUR 9.1 million benefit of which EUR 6.4 million related to the tax effect on special items and amortisation of other intangibles. Underlying taxes were EUR 2.8 million positive as a consequence of favourable progress with a number of tax audits and the net effect of adjustments to deferred tax assets and liabilities. Net result was EUR 128.3 million, including a book profit on the divestment of ASAP of EUR 96.5 million. Excluding fair value changes, amortisation of other intangibles and special items, EPS was EUR 0.28 (Q4 2006: EUR 0.29).

Q4 2007 Amounts in EUR million	Reported	Special items	Amortisation other intangibles	Fair value changes	Underlying
Operating result	54.3	(15.9)	(3.7)	—	74.0
Net financing costs	(27.3)	—	—	(5.7)	(21.6)
Result before profit tax	27.0	(15.9)	(3.7)	(5.7)	52.4
Profit tax	9.1	5.3	1.1	(0.1)	2.8
Other financial results / discontinued operations	92.2	96.5	—	—	(4.4)
Net result	128.3	85.9	(2.6)	(5.8)	50.8
EPS	0.70	0.47	(0.01)	(0.03)	0.28

Special items, amortisation other intangibles and fair value changes are added back to arrive at underlying operating result

2007 FULL YEAR FINANCIAL PERFORMANCE

Sales amounted to EUR 5,631 million, a 6.7% increase at constant rates. Gross contribution grew 6.4% at constant rates to EUR 1,840 million, representing a gross contribution margin of 32.7%. Operating result (EBIT) amounted to EUR 201.2 million. Operating result before special items dropped 9.1% at constant rates to EUR 230.9 million. Net result 2007 amounted to EUR 178.1 million versus EUR 122.6 million in 2006. Excluding special items, fair value changes and amortisation of other intangibles, net result was EUR 123.6 million (2006 EUR 151.3 million). Reported EPS increased to EUR 0.98, versus EUR 0.68 in 2006. EPS, excluding special items, fair value changes and amortisation of other intangibles, amounted to EUR 0.68 versus EUR 0.84 in 2006.

A dividend of EUR 0.21 per ordinary share will be proposed at the Annual General Meeting of Shareholders 2007 on Tuesday 8 April 2008. The 2007 dividend proposed is in line with the dividend last year of EUR 0.21.

Press Conference and Analyst & Investor Meeting

A press conference will be held at the Hilton Hotel, Apollolaan 138 in Amsterdam, starting at 10 a.m. CET.

An analyst & investor meeting will start at 12 a.m. CET. A live video web cast of this meeting can be accessed via www.cexpgroup.com. The PowerPoint presentation is available at the same section.  It is also possible to listen to the proceedings of the conference call via telephone number:  + 3120 707 5509 or + 4420 7806 1950 (dial-in code 6748147). A 48h replay is available via +3120 713 2791 or +4420 7806 1970 (pin code 6748147#).

For additional information

Analysts / investors:	Press / general inquiries:
Carl Hoyer	Anneloes Geldermans
Telephone: +31 (0)20 651 10 42	Telephone: +31 (0)20 651 10 34
carl.hoyer@cexpgroup.com	anneloes.geldermans@cexpgroup.com

GLOBAL OFFICE PRODUCTS

Corporate Express is confident that the initiated changes and initiatives will result in average annual organic sales growth of at least 6% for global office products for the period 2008-2010. Given our business model and sales growth targets the company will be able to generate EBITDA-margins of at least 7% for our Global Office Products business, including overhead costs.

North America Amounts in EUR million	Q4 2007	As % of sales	Q4 2006	As % of sales	Δ in EUR	Δ at constant rates
Net sales	714.4	—	764.0		(6.5)%	3.5%
Organic growth	3%	—	(1)%	—	—	—
Gross contribution	232.5	32.5%	257.2	33.7%	(9.6)%	0.0%
Operating result	21.9	3.1%	28.9	3.8%	(24.2)%	(16.8)%

Excluding special items of EUR 4.1 million, operating margin was 3.6% (Q4 2006: 4.3%)

Europe Amounts in EUR million	Q4 2007	As % of sales	Q4 2006	As % of sales	Δ in EUR	Δ at constant rates
Net sales	343.0	—	330.5	—	3.8%	3.8%
Organic growth	5%	—	3%	—	—	—
Gross contribution	118.7	34.6%	110.9	33.6%	7.0%	6.9%
Operating result	12.1	3.5%	13.8	4.2%	(12.0)%	(11.3)%

Excluding special items of EUR 2.6 million, operating margin was 4.3% (Q4 2006: 4.1%)

Australia Amounts in EUR million	Q4 2007	As % of sales	Q4 2006	As % of sales	Δ in EUR	Δ at constant rates
Net sales	198.9	—	192.6	—	3.3%	0.6%
Organic growth	(1)%	—	5%	—	—	—
Gross contribution	66.5	33.4%	60.5	31.4%	9.9%	7.1%
Operating result	16.2	8.1%	15.5	8.1%	4.1%	1.3%

No special items

Q4 2007 Amounts in EUR million	Operating result	Special items (SI)	Operating result bef. SI	Depreciation	Amortisation	EBITDA before SI
North America	21.9	(4.1)	26.0	13.6	0.8	40.4
Europe	12.1	(2.6)	14.7	3.0	2.5	20.2
Australia	16.2	—	16.2	2.2	0.4	18.8
Office Products	50.2	(6.7)	56.9	18.8	3.7	79.4

EBITDA before special items of EUR 79.4 million equals to 6.3% of sales (Q4 2006: 6.8%)

2007 was a transitional year for North America after the disruptions we faced in the first half. This was due to the underestimated impact of centralising back office functions and implementing a new organization structure. Management changes, a clear focus on seamless execution and our “Simplify and Sell” mantra are paying off, as confirmed by our current sales growth and much improved employee morale.

Fourth quarter organic growth for North America was 3%, a clear improvement on the previous quarters and a reversal of a negative trend. In North America, sales growth in January 2008 developed in line with fourth quarter growth rates. Corporate Express is gaining market share in both Canada and the US, driven by increased share of wallet with our large customers and continued strong growth in facility products. Sales of office supplies, paper, toner and promotional items also increased, whereas discretionary items, like furniture, showed weakness. Execution of our mid-market approach requires continued attention as we achieved a disappointing below average growth.

Fourth quarter US Office Products market growth is estimated to be around -1%, trending in line with the previous two quarters. Despite a deceleration in growth rates, the US white-collar labour market continues to be resilient adding new jobs monthly. The labour market was showing areas of both strength and weakness. Growth was seen in public sector and healthcare. Weak spots were parts of the financial sector, mainly credit market and construction related.

Gross contribution was EUR 232.5 million, being stable year-on-year at constant rates. Gross contribution margin declined 120 bps year-on-year to 32.5%, but came in slightly above Q2 and Q3 levels. Good growth at strategic and large accounts and in lower-margin product categories, such as toner, had a negative impact on gross contribution percentages, despite the absolute profit contribution of those.

Operating costs, excluding special items, amounted to EUR 205.7 million, a 1.9% increase at constant rates. Increased selling and delivery and warehouse expenses were partly offset by lower G&A costs. Operating result amounted to EUR 21.9 million, a 16.8% decline at constant rates. Excluding special items of EUR 4.1 million, operating result was EUR 26.0 million, representing a 3.6% margin (Q4 2006: 4.3%).

For Europe 2007 was a strong year as evidenced by its growth in organic sales, gross contribution and operating result. Centralisation of merchandising, continued success with pan-European tenders, the integration of the acquisition of ATG and market share gains were further proof points.

Fourth quarter net sales were EUR 343 million, an increase of 3.8% at constant rates. Organic growth in Europe was a solid 5% in Q4 versus 7% in the previous quarter and 6% for full year 2007. Sales growth in January 2008 developed in line with fourth quarter growth rates. We estimate European market growth to be around 2-3%.

Double digit growth in facility products and a strong furniture performance were accompanied by growth in stationery and paper. Sales were impacted positively through our success in the mid-markets in the various countries.

In the Nordics modest sales growth was realised in the fourth quarter as a consequence of a difficult comparison basis. Last year a number of new large accounts started ordering in the fourth quarter.

2007 sales amounted to EUR 458 million. The recent acquisition of Møller & Landschultz strengthened our position in Denmark.

2007 reported sales in Germany grew 3% to EUR 313 million. Fourth quarter sales growth developed in line with full year growth. Ongoing focus on customer profitability remains one of our priorities resulting in operating margins in-line with the European average. The construction of our new German distribution centre in Waldlaubersheim is progressing as planned.

2007 reported sales for the UK amounted to EUR 169 million, a 6% increase on 2006. In the fourth quarter close to double-digit growth was achieved with strong performances in the strategic and large account segment. The first phase of our “Sales Excellence Programme” was completed, creating strong momentum.

The Benelux reported 4% sales growth to EUR 158 million in 2007. Fourth quarter sales showed a healthy mid-single digit rate pushed by growth in facility supplies.

Gross contribution of Europe increased 6.9% at constant rates to EUR 118.7 million. Gross contribution margin improved another 100 bps to 34.6% benefiting from our merchandising efforts and improved supply chain management. Operating costs increased 6.7% to EUR 101.5 million. Continued investments in IT harmonisation and a further build-up of centralised European resources are the main reason why costs outpaced sales growth.

All of our major countries reported a higher operating result, benefiting from the success of our merchandising efforts, efficiency improvements in our infrastructure and a more integrated approach in areas such as marketing, international tenders and eCommerce. Special items amounted to EUR 2.6 million relating to the planned consolidation of our German distribution centres. Excluding special items operating result amounted to EUR 14.7 million, a 9.1% increase and representing an operating margin of 4.3% (Q4 2006: 4.1%).

In Australia, net sales increased 0.6% at constant rates to EUR 198.9 million with organic growth being -1%. Continued success is recorded in rolling out the advanced single source model and in further expansion into the mid-market. The Australian market is estimated to be up in volume, but slightly down in value due to some deflationary pressure. Gross contribution increased 7.1% at constant rates. Operating result was up 1.3% at constant rates, resulting in an operating margin of 8.1%.

In 2008 an additional number of improvement initiatives will commence such as leveraging technology to drive further business efficiencies under project NxtGen. This is the phased implementation of the next generation ERP, for which SAP has been selected. The consolidation of the New South Wales distribution centres and relocation of our head office are on track.

PRINTING SYSTEMS

Amounts in EUR million	Q4 2007	As % of sales	Q4 2006	As % of sales	Δ in EUR
Net sales	148.7	—	165.0	—	(9.9)%
Organic growth	(6)%	—	8%	—	—
Gross contribution	47.0	31.6%	50.6	30.7%	(7.2)%
Operating result	10.7	7.2%	9.3	5.6%	15.6%

Includes Graphic Systems and Veenman Netherlands

2007 was a good year for Printing Systems due to strong machine sales and good cost control. Sales amounted to EUR 578 million. Gross contribution developed more or less in line with last year, despite the divestment of Veenman Germany.

Order intake in Q4 slowed somewhat as anticipated in the lead up to the DRUPA exhibition at the end of May 2008. This trade fair, one of the largest events in the industry, will last for two weeks. DRUPA takes place every fourth year and is a showcase of technological innovation for manufacturers, including our partner Heidelberg. The order portfolio at the end of the year remains satisfactory, albeit slightly below the level of a year ago.

We are pleased with our performance, which was in line with expectations. Fourth quarter net sales, excluding Veenman Germany, showed a decline of 9.9% to EUR 148.7 million. The new XL printing presses continued to be excellently received.

Gross contribution declined 7.2% to EUR 47.0 million, partly as a result of the deconsolidation of Veenman Germany. Gross contribution margin improved due to less inventory provisions and more commission income. Operating result increased to EUR 10.7 million, a 7.2% operating margin.

CORPORATE

In EUR million	FY 2006	Q1 2007	Q2 2007	Q3 2007	Q4 2007	FY 2007
Holdings	(24.8)	(7.8)	(8.3)	(10.6)	(1.7)	(28.4)
Interest / exp. return on net pension assets	20.4	4.6	4.6	4.6	4.4	18.2
Special items	—	(1.6)	—	11.0	(9.2)	0.2
Corporate	(4.4)	(4.7)	(3.7)	5.0	(6.6)	(10.1)

‘Corporate’ operating result amounted to EUR 6.6 million negative (Q4 2006: EUR 0.9 million negative), including special items of EUR 9.2 million negative. Operating costs for ‘Holdings’ amounted to EUR 1.7 million (Q4 2006: EUR 4.9 million) benefiting from a number of one-offs and a net contribution of EUR 4.4 million was recorded for the expected return on plan assets and interest on the pension obligations. The coverage ratio of the Dutch pension fund amounted to 157% per the end of 2007.

A special item of EUR 5.3 million negative relates to the reclassification of defined contribution plans into defined benefit plans. A severance payment of EUR 3 million has been made to Frans Koffrie, who stepped down as CEO of Corporate Express on the first of October.

For 2008 we expect to record a net contribution of approximately EUR 20 million for the expected return on plan assets and interest on the pension obligations. Operating costs for ‘Holdings’ are expected to be EUR 32 million.

DISCONTINUED OPERATIONS

In accordance with IFRS 5, ASAP Software is reported as discontinued operations as a consequence of this divestment around mid November. Proceeds amounted to USD 340 million, resulting in a book profit of EUR 96.5 million, net of tax.

DEPRECIATION PP&E, AMORTISATION OF OTHER INTANGIBLES AND CAPEX

In EUR million	FY 2006	Q1 2007	Q2 2007	Q3 2007	Q4 2007	FY 2007
Depreciation	(90.5)	(22.0)	(19.5)	(21.6)	(20.8)	(84.0)
Amortisation	(5.2)	(3.1)	(3.1)	(3.1)	(3.7)	(12.9)
Capex	(73.4)	(20.7)	(26.3)	(14.0)	(20.6)	(81.6)

All relates to continuing operations

FINANCIAL COSTS AND FAIR VALUE CHANGES

For the fourth quarter, net financing costs were EUR 27.3 million (Q4 2006: EUR 27.5 million). EUR 2.8 million of these costs related to the dividend on Preference Shares A. Cash interest was EUR 16.6 million (Q4 2006: EUR 17.9 million) and non-cash interest amounted to EUR 2.3 million (Q4 2006: EUR 2.7 million).

For 2007 cash interest expenses (including dividends on Preference Shares A) amounted to EUR 92.2 million, an increase versus EUR 81.8 million in 2006, mainly as a result of the acquisition of ATG per September 2006 and the share buy-back in Australia by Corporate Express Australia in April 2007.

The total impact of fair value changes in the fourth quarter, net of tax, was EUR 5.8 million negative (Q4 2006: EUR 4.1 million negative).

PROFIT TAXES

In the fourth quarter profit taxes amounted to EUR 9.1 million positive (Q4 2006: EUR 1.8 million positive). The tax effect on special items was EUR 5.3 million positive. Underlying taxes were EUR 2.8 million positive. Cash tax payments were EUR 9.7 million in the fourth quarter.

For 2007, underlying profit taxes were EUR 10.5 million (2006: EUR 24.0 million). The effective tax rate, excluding any fair value effects, special items, amortisation of other intangibles and dividend on Preference Shares A, amounted to 6.9% for 2007 (2006: 12.8%). Cash tax payments were EUR 31.4 million.

For 2008, we expect an effective tax rate, excluding any fair value effects, exceptional items, amortisation of other intangibles and dividend on Preference Shares A, to be around 20% and in the medium term between 20 - 25%. Cash tax payments in 2008 are estimated to be between EUR 35 and 40 million.

CASH FLOW AND RETURN ON CAPITAL EMPLOYED (ROCE)

Cash flow available from operational activities amounted to EUR 49.7 million in the fourth quarter. For the full year 2007 cash flow available from operational activities amounted to EUR 223.1 million (2006: EUR 232.2 million).

Average working capital as a percentage of sales (on a four-quarter rolling average) was 11.0% (Q3 2007: 11.2%) with gains in account receivables offset by lower payables.

Return on capital employed (before goodwill amortisation and special items) from continuing operations was 32.4% (Q4 2006: 29.2%). Including goodwill and special items, ROCE was 9.0% (Q4 2006: 10.3%).

NET DEBT

Net interest-bearing debt decreased to EUR 1,097 million at 31 December 2007 versus EUR 1,361 million at 30 September 2007, largely due to the divestment of ASAP Software. The translation effect related to the depreciation of the US dollar versus the Euro decreased net interest-bearing debt by EUR 8 million in the fourth quarter.

DIVIDEND PROPOSAL

A proposal will be submitted to the General Meeting of Shareholders to be held on 8 April 2008 to pay a dividend of EUR 0.21 per ordinary share. This represents 34% of the consolidated net result available to holders of ordinary shares after adding back special items (net of tax) and fair value adjustments (net of tax) amounting to EUR 114.4 million, divided by the number of ordinary shares outstanding at 31 December 2007. The dividend on ordinary shares will be paid either entirely in cash or in new ordinary shares, at the option of the shareholder, and will be debited to the share premium reserve.

An amount of EUR 11.2 million will be paid to holders of (depositary receipts of) Preference Shares A, representing a statutory dividend of EUR 0.21 per share.

Dividend calendar

Ordinary Shares
Ex-dividend date:	10 April 2008
Dividend Record date:	14 April 2008
Period to opt for dividend in cash or in shares:	15 April-22 April 2008 (before closure of the Stock Exchange)
Determination dividend rights:	22 April 2008 (after closure of the Stock Exchange)
Dividend payment on ordinary shares:	24 April 2008

Depository receipts of Preference Shares A
Dividend Record date:	9 April 2008
Dividend payment:	11 April 2008

—

Financial calendar

Annual General Meeting of Shareholders 2007:	Tuesday 8 April 2008 (14h CET, hotel Okura, Amsterdam)
Publication first quarter results 2008:	Wednesday 7 May 2008
Publication second quarter results 2008:	Wednesday 6 August 2008
Publication third quarter results 2008:	Wednesday 5 November 2008
Publication fourth quarter results 2008:	Tuesday 10 February 2009

For more information

Analysts / investors: Carl Hoyer	Telephone: +31 (0)20 651 10 42
carl.hoyer@cexpgroup.com

Press / general inquiries: Anneloes Geldermans	Telephone: +31 (0)20 651 10 34
anneloes.geldermans@cexpgroup.com

Safe Harbour Statement

Statements included in this press release, which are not historical facts are forward-looking statements made pursuant to the safe harbour provisions of the Private Securities Litigation Reform Act of 1995 and the Securities Exchange Act of 1934. Such forward-looking statements are made based upon management’s expectations and beliefs concerning future events impacting Corporate Express and therefore involve a number of uncertainties and risks, including, but not limited to industry conditions, changes in product supply, pricing and customer demand, competition, risks in integrating new businesses, currency fluctuations, and the other risks described from time to time in the Company’s filings with the US Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 9, 2007. As a result, the actual results of operations or financial conditions of the Company could differ materially from those expressed or implied in such forward-looking statements. Shareholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. The Company undertakes no obligation to update publicly or revise any forward-looking statements.

Basis of Presentation

•                  The financial information presented is unaudited.

•                  Details of our IFRS-based accounting principles are included in the Annual Report 2006, which is available on our website, www.cexpgroup.com

•                  Neither depreciation nor amortisation is allocated to ‘Purchase value trade goods sold’.

•                  Changes in the fair value relate mostly to exchange results due to translation of long-term internal and external borrowings.

•                  During the course of a year, certain events take place that may be infrequent or of a size (such as restructuring, refinancing activities, impairments) that reporting the impact on the financial performance separately as special items provides the opportunity to give a more operationally oriented view on the (underlying) results of the business.

•                  Non-GAAP measures: figures are also presented excluding changes in fair values, amortisation of intangibles, and special items. Corporate Express regards these figures as key performance indicators increasing the transparency of the reporting.

•                  Organic growth rates exclude all factors that disturb a like-for-like comparison, such as: currency exchange rate movements, acquisitions, divestments, variations in the number of working days and any movements between gross-based sales and net-based sales for similar activities from a customer perspective (‘imputed sales’). We use ‘organic’ sales analysis in conjunction with constant exchange rates analysis, to give a measure of the underlying year-on-year growth.

CONSOLIDATED INCOME STATEMENT

	4th quarter		January - December
in millions of euro	2007	2006	2007	2006
Net sales	1,405.1	1,452.1	5,630.8	5,497.4
Purchase value trade goods sold	(939.9)	(972.8)	(3,791.2)	(3,695.7)
Gross contribution	465.2	479.3	1,839.6	1,801.7
Operating costs	(386.4)	(385.4)	(1,541.5)	(1,483.2)
Depreciation PPE and Software	(20.8)	(23.7)	(84.0)	(90.5)
Amortisation other intangibles	(3.7)	(3.6)	(12.9)	(5.2)
Operating result (EBIT)	54.3	66.5	201.2	222.9
Net financing costs *	(27.3)	(27.5)	(115.2)	(96.2)
Result before profit tax	27.0	39.1	86.0	126.7
Profit tax	9.1	1.8	2.9	(10.0)

Other financial results	(3.9)	(5.6)	(16.8)	(11.7)
Net result Continuing operations	32.2	35.3	72.1	105.0
Result on sale discontinued oprations	96.5	—	96.5	—
Net result Discontinued operations	(0.5)	5.6	9.4	17.6
Result discontinued operations	96.1	5.6	106.0	17.6
Net result, Total Group	128.3	40.9	178.1	122.6

Net result	128.3	40.9	178.1	122.6
Special items (net of tax)	(85.9)	3.8	(77.1)	18.2
Net result excluding special items	42.4	44.7	100.9	140.9
Amortisation other intangibles	2.6	3.6	9.1	5.2
Fair value changes net of tax	5.8	4.2	13.5	5.2
Net result excluding changes in fair values, special items and amortisation intangibles	50.8	52.6	123.6	151.3

-Cash interest	(16.6)	(17.9)	(81.0)	(70.6)
-Dividend Preference Shares	(2.8)	(2.8)	(11.2)	(11.2)
-Non-cash interest (incl. amortisation fees)	(2.3)	(2.7)	(10.2)	(9.9)
-Fair value changes	(5.7)	(4.1)	(12.8)	(4.5)
* Net financing costs	(27.3)	(27.5)	(115.2)	(96.2)

OPERATIONAL RATIOS

	4th quarter		January - December
	2007	2006	2007	2006
Gross contribution as a % of net sales	33.1%	33.0%	32.7%	32.8%
EBIT as a % of net sales	3.9%	4.6%	3.6%	4.1%
EBIT before special items as a % of net sales	5.0%	4.9%	4.1%	4.8%

EARNINGS PER SHARE (BASIC)

	4th quarter		January - December
	2007	2006	2007	2006
Average number of ordinary shares (x 1,000)	182,757	180,843	182,192	180,078

Per ordinary share (in euro)
Net result, total group	€0.70	€0.23	€0.98	€0.68
Net result excluding changes in fair values, amortisation intangibles and special items	€0.28	€0.29	€0.68	€0.84

Number of shares at balance sheet date (x 1,000)			182,848	180,905

RECONCILIATION SPECIAL ITEMS / FAIR VALUE
CHANGES AND AMORTISATION INTANGIBLES - Q4

	Reported	Special items	Amortisa- tion intangibles	Fair value changes	Underlying
Operating result (EBIT)	54.3	(15.9)	(3.7)	0.0	74.0
Net financing costs	(27.3)	0.0	0.0	(5.7)	(21.6)
Result before profit tax	27.0	(15.9)	(3.7)	(5.7)	52.4
Profit tax	9.1	5.3	1.1	(0.1)	2.8
Other financial results	92.2	96.5	0.0	0.0	(4.4)
Net result	128.3	85.9	(2.6)	(5.8)	50.8

RECONCILIATION SPECIAL ITEMS / FAIR VALUE
CHANGES AND AMORTISATION INTANGIBLES -
January-December

	Reported	Special items	Amortisa- tion intangibles	Fair value changes	Underlying
Operating result (EBIT)	201.2	(29.7)	(12.9)	0.0	243.8
Net financing costs	(115.2)	0.0	0.0	(12.8)	(102.4)
Result before profit tax	86.0	(29.7)	(12.9)	(12.8)	141.4
Profit tax	2.9	10.3	3.8	(0.7)	(10.5)
Other financial results	89.2	96.5	0.0	0.0	(7.3)
Net result	178.1	77.1	(9.1)	(13.5)	123.6

CONSOLIDATED CASH FLOW STATEMENT

	4th quarter		January - December
in millions of euro	2007	2006	2007	2006
EBIT	54.3	66.5	201.2	222.9

Depreciation PPE and amortisation intangibles	25.0	27.3	97.9	95.7
Share based employee benefits	1.3	2.2	8.2	7.7
Additions to / (release of) provisions	(0.7)	(6.0)	(3.6)	2.0
Non-cash adjustments EBIT	25.7	23.5	102.6	105.5

- (Increase) / decrease in inventories	6.0	(18.7)	(12.0)	(49.0)
- (Increase) / decrease in trade receivables	46.2	37.7	(12.0)	(1.3)
- Increase / (decrease) in trade payables	(55.0)	50.5	16.7	9.4
- (Increase) / decrease in other receivables and liabilities	(22.3)	35.1	(14.2)	(27.5)
(Increase) / decrease in working capital	(25.2)	104.6	(21.6)	(68.4)

Payments for defined benefit plans	3.0	(6.4)	(4.3)	(13.3)
Profit tax paid	(9.7)	(6.8)	(31.4)	(32.3)
Other operational payments (including restructuring)	(5.2)	(6.9)	(18.5)	(27.0)
Cash flow from operational activities, Continuing operations	42.9	174.5	228.0	187.2
Cash flow from operational activities, Discontinued operations	6.7	32.0	(4.8)	45.0
Cash flow from operational activities, Total Group	49.7	206.5	223.1	232.2

Investments in pp&e and software	(20.6)	(23.7)	(81.6)	(73.4)
Acquisitions, integration and divestments	251.3	(21.4)	202.9	(302.5)
Cash flow from investing activities, Continuing operations	230.7	(45.2)	121.3	375.9
Cash flow from investing activities, Discontinued operations	(1.2)	(1.0)	(3.8)	(5.1)
Cash flow from investing activities, Total Group	229.4	(46.2)	117.4	381.0
Cash flow available for financing activities, Total Group	279.1	160.3	340.6	(148.8)
Interest paid	(14.9)	(16.6)	(83.7)	(70.9)

Dividend Preference Shares A	0.0	0.0	(11.2)	(11.2)
Financing fees paid	(0.3)	(2.9)	(2.9)	(7.4)
Shares issued	0.0	3.3	0.3	6.5
Dividend on ordinary shares paid	0.0	0.0	(21.3)	(14.8)
Payments minority shareholders	(5.8)	(4.6)	(68.0)	(9.6)
Change in non-current financing	(254.7)	(102.0)	(177.7)	210.9
Cash flow from financing activities, Continuing operations	(275.6)	(122.7)	(364.6)	103.4
Cash flow from financing activities, Discontinued operations	0.0	0.0	0.0	0.0
Cash flow from financing activities, Total Group	(275.6)	(122.7)	(364.6)	103.4

Net cash flow (change in current financing)	3.5	37.6	(24.0)	(45.3)

FINANCIAL RATIOS

	31 December
	2007	2006

Interest cover (4 quarterly rolling)	3.7	4.5
- EBITDA / cash interest*
* excluding dividend preference shares

Leverage ratio
- Net-interest-bearing debt **/ EBITDA	3.1	3.6
** excluding Preference Shares and financing fees

Solvency:
- Group equity in % of total assets	42%	37%
- Net-interest-bearing debt in % of group equity	69%	85%

CONSOLIDATED BALANCE SHEET

	31 December
in millions of euro	2007	2006
Non-current assets
Goodwill	1,419.9	1,530.9
Other intangible assets	82.2	82.2
Property, plant & equipment and Software	293.8	324.3
Pre-paid pensions, deferred tax and other non-current assets	557.2	562.2
Total non-current assets	2,352.1	2,499.5
Current assets
Inventories	497.6	520.0
Trade receivable	700.3	867.1
Other receivables	198.3	218.2
Cash *	50.3	72.8
Total current assets	1,446.5	1,678.1

Total assets	3,793.5	4,177.6

Group equity
Shareholders’ equity	1,543.1	1,462.9
Minority interest	40.1	63.9
Group equity	1,583.2	1,526.8
Non-current liabilities
Preference shares and loans *	1,084.7	1,283.7
Deferred tax, pension obligations, derivatives and provisions	199.8	206.4
Total non-current liabilities	1,284.5	1,490.1

Current liabilities
Loans and bank overdrafts *	62.8	83.1
Trade payables	547.3	720.0
Other liabilities	320.8	357.5
Total current liabilities	930.9	1,160.7

Total equity and liabilities	3,798.5	4,177.6

Working capital	562.5	559.8
Capital employed	2,356.1	2,491.4
Net-interest-bearing	1,097.2	1,294.0

* these are components of net-interest-bearing debt

EQUITY RECONCILIATION

	January - December
in millions of euro	2007	2006
Shareholders’ equity per 1 January	1,463	1,450
Net result year to date	178	123
Dividend ordinary shares	(21)	(15)
Share issue for options exercised	1	6
Tax items	—	3
Repurchase shares CE Australia	(26)	(2)
Interest hedges	(4)	(1)
Actuarial gains and (losses) on pension plans	41	18
Share-based payments	8	8
Translation differences	(97)	(127)
Shareholders’ equity at the end of the reporting period	1,543	1,463

FIGURES PER DIVISION

	4th quarter		January - December
in millions of euro	2007	2006	2007	2006
NET SALES
Office Products North America	714.4	764.0	2,966.7	3,186.8
Office Products Europe	343.0	330.5	1,289.4	1,001.8
Office Products Australia	198.9	192.6	796.2	743.5
Printing Systems	148.7	165.0	578.4	565.4
Corporate Express, Continuing operations	1,405.1	1,452.1	5,630.8	5,497.4
Discontinued operations (ASAP Software until 11 Nov 07)	58.3	212.7	601.9	808.7
Total Corporate Express (Pro Forma)	1,463.4	1,664.8	6,232.7	6,306.1

ORGANIC GROWTH OF SALES

	4th quarter		January - December
	2007	2006	2007	2006
Office Products North America	3%	(1)%	(1)%	4%
Office Products Europe	5%	3%	6%	5%
Office Products Australia	(1)%	5%	2%	3%
Printing Systems	(6)%	8%	7%	12%
Corporate Express, Continuing operations	2%	1%	2%	5%

GROSS CONTRIBUTION

	4th quarter		January - December
in millions of euro	2007	2006	2007	2006
Office Products North America	232.5	257.2	969.1	1,073.7
Office Products Europe	118.7	110.9	433.0	314.8
Office Products Australia	66.5	60.5	258.1	231.8
Printing Systems	47.0	50.6	178.9	181.3
Corporate Express, Continuing operations	465.2	479.3	1,839.6	1,801.7
Discontinued operations (ASAP Software until 11 Nov 07)	5.3	22.0	59.6	81.9
Total Corporate Express (Pro Forma)	470.6	501.3	1,899.2	1,883.6

GROSS CONTRIBUTION as a % of NET SALES

	4th quarter		January - December
	2007	2006	2007	2006
Office Products North America	32.5%	33.7%	32.7%	33.7%
Office Products Europe	34.6%	33.6%	33.6%	31.4%
Office Products Australia	33.4%	31.4%	32.4%	31.2%
Printing Systems	31.6%	30.7%	30.9%	32.1%
Corporate Express, Continuing operations	33.1%	33.0%	32.7%	32.8%

OPERATING RESULT (EBIT)

	4th quarter		January - December
in millions of euro	2007	2006	2007	2006
Office Products North America	21.9	28.9	82.8	130.9
Office Products Europe	12.1	13.8	31.7	14.5
Office Products Australia	16.2	15.5	64.7	59.7
Printing Systems	10.7	9.3	32.0	22.2
Corporate	(6.6)	(0.9)	(10.0)	(4.4)
Corporate Express, Continuing operations	54.3	66.5	201.2	222.9
Discontinued operations (ASAP Software until 11 Nov 07)	(0.3)	9.1	15.0	29.0
Total Corporate Express (Pro Forma)	54.0	75.6	216.2	251.8

OPERATING RESULT excluding special items

	4th quarter		January - December
in millions of euro	2007	2006	2007	2006
Office Products North America	26.0	33.2	104.9	165.9
Office Products Europe	14.7	13.6	39.6	17.6
Office Products Australia	16.2	15.5	64.7	59.7
Printing Systems	10.7	9.3	31.9	23.7
Corporate	2.7	(0.9)	(10.1)	(4.4)
Corporate Express, Continuing operations	70.3	70.7	230.9	262.5
Discontinued operations (ASAP Software until 11 Nov 07)	(0.3)	9.1	15.0	29.0
Total Corporate Express (Pro Forma)	70.0	79.8	245.9	291.4

OPERATING RESULT excluding special items

	4th quarter		January - December
as a % of NET SALES (ROS in %)	2007	2006	2007	2006
Office Products North America	3.6%	4.3%	3.5%	5.2%
Office Products Europe	4.3%	4.1%	3.1%	1.8%
Office Products Australia	8.1%	8.1%	8.1%	8.0%
Printing Systems	7.2%	5.6%	5.5%	4.2%
Corporate	0.2%	(0.1)%	(0.2)%	(0.1)%
Corporate Express, Continuing operations	5.0%	4.9%	4.1%	4.8%

DEPRECIATION & AMORTISATION TOTAL

	4th quarter		January - December
in millions of euro	2007	2006	2007	2006
Office Products North America	(14.4)	(16.7)	(57.2)	(65.5)
Office Products Europe	(5.5)	(5.7)	(21.7)	(13.3)
Office Products Australia	(2.6)	(2.4)	(10.0)	(8.7)
Printing Systems	(1.9)	(2.3)	(7.5)	(7.9)
Corporate	(0.1)	(0.1)	(0.5)	(0.4)
Corporate Express, Continuing operations	(24.5)	(27.3)	(96.9)	(95.7)
Discontinued operations (ASAP Software until 11 Nov 07)	(0.3)	(0.9)	(2.8)	(3.4)
Total Corporate Express (Pro Forma)	(24.8)	(28.1)	(99.6)	(99.1)

AVERAGE CAPITAL EMPLOYED

	4th quarter		January - December
in millions of euro	2007	2006	2007	2006
Office Products North America	524.1	580.0	545.3	566.7
Office Products Europe	180.9	204.6	189.5	147.4
Office Products Australia	82.6	76.1	80.7	69.9
Printing Systems	76.3	89.0	88.2	90.3
Corporate	3.1	17.3	3.8	9.9
Corporate Express - excluding goodwill, Continuing operations	866.9	967.1	907.5	884.2
Discontinued operations (ASAP Software until 11 Nov 07)	18.1	16.7	28.6	26.5
Total Corporate Express - excluding goodwill (Pro Forma)	884.9	983.8	936.1	910.7
Goodwill	1,531.8	1,606.4	1,575.8	1,492.6
Corporate Express - including goodwill	2,416.7	2,590.1	2,511.9	2,403.3

OPERATING RESULT excluding special items as a %

of AVERAGE CAPITAL EMPLOYED (ROCE in %)

	4th quarter		January - December
	2007	2006	2007	2006
Office Products North America	20.4%	23.3%	19.5%	29.5%
Office Products Europe	38.0%	31.3%	26.0%	13.7%
Office Products Australia	80.3%	83.1%	81.8%	86.6%
Printing Systems	56.4%	43.4%	36.3%	26.8%
Corporate Express - excluding goodwill, Continuing operations	32.4%	29.2%	25.4%	29.7%
Corporate Express - including goodwill, Continuing operations	9.0%	10.3%	8.0%	9.3%

NUMBER OF EMPLOYEES

	31 December
in number of FTEs	2007	2006
Office Products North America	10,071	10,015
Office Products Europe	3,962	3,806
Office Products Australia	2,537	2,524
ASAP Software	0	0
Printing Systems	1,256	1,515
Corporate	74	68
Corporate Express - Continuing operations	17,900	17,927
Discontinued operations (ASAP Software until 11 Nov 07)	0	603
Total Corporate Express (Pro Forma)	17,900	18,529

EXCHANGE RATES

	4th quarter		January - December
	2007	2006	2007	2006
Euro versus US$, average rate	1.46	1.29	1.37	1.26
Euro versus US$, end rate			1.47	1.32
Euro versus Aus$, average rate	1.63	1.67	1.64	1.67
Euro versus Aus$, end rate			1.68	1.67

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Corporate Express NV

	By:	/s/ P. Ventress
Member Executive Board

	By:	/s/ H. van der Kooij
Company Secretary

Date:  February 7, 2008